SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities Exchange Act of 1934

For June 13, 2023

Commission File Number: 0-17601

BONSO ELECTRONICS INTERNATIONAL INC.

(Exact name of Registrant as specified in its charter)

British Virgin Islands

(Jurisdiction of incorporation or organization)

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Address of principal executive offices)

Albert So, Chief Financial Officer and Secretary

Tel: (852) 2605-5822 Fax: (852) 2691-1724

Email: albert@bonso.com

Unit 1404, 14/F, Cheuk Nang Centre,

9 Hillwood Road, Tsimshatsui

Kowloon, Hong Kong

(Name, Telephone, email and/or fax number and address of Company Contact Person)

Indicate by check mark whether the Registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  ___X__ Form 40-F ______

Indicate by check mark whether the Registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes _____ No ___X__

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

Note: Regulation S-T Rule 101(b)(7) only permits the submission in paper of a Form 6-K if submitted to furnish a report or other document that the registrant foreign private issuer must furnish and make public under the laws of the jurisdiction in which the registrant is incorporated, domiciled or legally organized (the registrant’s “home country”), or under the rules of the home country exchange on which the registrant’s securities are traded, as long as the report or other document is not a press release, is not required to be and has not been distributed to the registrant’s security holders, and, if discussing a material event, has already been the subject of a Form 6-K submission or other Commission filing on EDGAR.

Notice of Delisting or Failure to Satisfy a Continued Listing Rule or Standard; Transfer of Listing.

The Board of Directors (the “Board”) of Bonso Electronics International, Inc. (the “Company”) has determined to voluntarily delist the Company’s common stock from The Nasdaq Stock Market, LLC (“Nasdaq”), which trades under the symbol “BNSO” and, based upon ownership of its shares by fewer than 300 holders of record, to deregister its common stock under the Securities Exchange Act of 1934, as amended (the “Exchange Act” and suspend its public reporting obligations. The Company notified Nasdaq of the Board’s determination on June 12, 2023.

The Company intends to file a Form 25 with the Securities and Exchange Commission on or about June 23, 2023, and the Nasdaq delisting is expected to become effective on or about July 11, 2023, at which time trading on Nasdaq will cease. The common stock may thereafter be eligible for quotation on the Pink tier of OTC Markets Group if market makers commit to making a market in the Company’s shares. The Company can provide no assurance that trading in its common stock will continue on the OTC Markets Group or otherwise.

After the Nasdaq delisting becomes effective, the Company will file a Form 15 with the Securities and Exchange Commission on or about July 12, 2023, at which time the Company anticipates that its obligation to file periodic reports under the Exchange Act, including annual and current reports on Form 20-F, and Form 6-K, respectively, will be suspended, and that all requirements associated with being an Exchange Act-registered company, including the requirement to file current and periodic reports, will terminate permanently 90 days thereafter.

Following deregistration, the Company intends to voluntarily make periodic financial and other information available to its shareholders via its website at www.Bonso.com. Upon termination of the registration of its common stock, the Company's securities will not be eligible for trading on any national exchange or the OTCQB market.

The Company may periodically elect to repurchase shares on the open market at prevailing market prices or in privately negotiated transactions following the filing of the Form 15.

On June 13, 2023, the Company issued a press release announcing its intention to delist from Nasdaq and providing additional information about the reasons for the Board’s decision. A copy of the press release is being furnished as Exhibit 99.1 to this Report on Form 6-K.

Exhibits

99.1	Press Release dated June 13, 2023

SIGNATURE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BONSO ELECTRONICS INTERNATIONAL, INC. (Registrant)

Date: June 13, 2023	By:	/s/ Albert So

Albert So, Chief Financial Officer and Secretary